NEW YORK CITY COMMUNITY INVESTMENT INITIATIVE

(2002-PRESENT)

Back to Initiatives

This is the third phase of the HIT's long-standing commitment to New York City. It has a goal of investing $1 billion between 2016 and 2023. The HIT's NYC initiatives began in 2002 in the wake of September 11 to help the city address its urgent affordable housing needs. Since then, the HIT has invested in all five boroughs and neighboring Yonkers.


THE BRONX
MANHATTAN
QUEENS
BROOKLYN
STATEN ISLAND

NEW YORK CITY ECONOMIC IMPACT OF INVESTMENTS

(2002-present)

57 Number of Projects	$1.5B HIT Investment Amount	$3.9B Total Development Cost	37,876 Housing Units Created or Preserved	35,181 Low-and Moderate-Income Housing Units
$3.7B Total Economic Impact	18.5M Hours of Construction Work Generated	20,448 Total Jobs Created	$605.8B State, Local and Federal Tax Revenue Generated	93% Percent Affordable